FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Executive Officer General Manager of Corporate Financial & Accounting Group

Date: March 26, 2010

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	English translation of the announcement of changes in representative director filed with the Kanto Local Finance Bureau of the Ministry of Finance (“Rinjihoukokusho” )

English translation of the announcement of changes in representative director filed with the Kanto Local Finance Bureau of the Ministry of Finance (“Rinjihoukokusho”)

1. Reason for Filing

To report the appointment of new representative director of Kyocera Corporation (the “Company”) at the meeting of the board of directors of the Company held on March 26, 2010, in accordance with Paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law and Sub-Paragraph 9 of Paragraph 2 of Article 19 of the Cabinet Office Ordinance relating to Disclosure of Corporation.

2. Matters reported

1) New representative director

Name (Date of birth)	New title	Former title	Effective date of change	Shares of the Company owned as of March 26, 2010 (in thousands)	Summary of career
Hisao Hisaki (July 2, 1946)	Vice President and Representative Director Vice president and Executive Officer General Manager of Corporate Development Group	Director Senior Managing Executive Officer	April 1, 2010	5	March 1969	Joined the Company
					June 1991	Became Director of the Company [to present]
					June 2003	Became Managing Executive Officer of the Company
					May 2005	Retired from Managing Executive Officer of the Company
					March 2007	Became Chairman of the Board of Kyocera Tianjin Sales and Trading Corporation [to present]
					April 2009	Became Senior Managing Executive Officer of the Company [to present]